UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Legend Biotech Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

52490G102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS GenScript Biotech Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 174,497,556 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 174,497,556 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,497,556 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.1% (2)
12	TYPE OF REPORTING PERSON CO, FI

(1)

Represents the sum of (i) 169,680,000 ordinary shares held by GenScript Biotech Corporation (“GenScript”) before the Issuer’s initial public offering completed in June 2020 (the “IPO”), (ii) 1,043,478 ordinary shares issued to GenScript in a private placement transaction that closed concurrently with the IPO, which was reduced by 725,922 ordinary shares that were distributed by GenScript to its shareholders in connection with the IPO to effect an assured entitlement distribution pursuant to the rules of the Hong Kong Stock Exchange and (iii) 2,250,000 American Depositary Shares that were purchased in connection with the Issuer’s follow-on offering completed in December 2021.

(2)	This percentage is calculated based on 305,661,844 ordinary shares issued and outstanding as of December 17, 2021.

CUSIP No. 52490G102	13G/A	Page 3 of 5

Item 1(a).	Name of Issuer:

Legend Biotech Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Officers:

The Issuer’s principal executive office is located at 2101 Cottontail Lane, Somerset, New Jersey 08873.

Item 2(a).	Name of Person Filing:

GenScript Biotech Corporation

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The headquarter and principal business office for the Reporting Person in the People’s Republic of China is No. 28, Yongxi Road, Jiangning Science Park, Nanjing, Jiangsu Province, China 211100.

Item 2(c).	Citizenship:

See Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, each representing two ordinary shares, par value US$0.0001 per share.

Item 2(e).	CUSIP No.:

52490G102

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)

Not applicable.

Item 4.	Ownership.

The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 305,661,844 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on December 17, 2021, after giving effect to the completion of the offering as described therein.

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

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Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 52490G102	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022	GenScript Biotech Corporation

	By:	/s/ Jiange Meng
Name: Jiange Meng
Title: Chairman